SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Google Inc.
(Name of Issuer)
Class B Common Stock
(Title of Class of Securities)
38259P 60 7
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	38259P 60 7	SCHEDULE 13 G	Page	2	of	8	Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Eric E. Schmidt

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5.	SOLE VOTING POWER

NUMBER OF		1,194,309 (1)

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,991,932 (2)

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,194,309 (1)

WITH	8.	SHARED DISPOSITIVE POWER

7,991,932 (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,186,241

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

13.0%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Represents 1,194,309 shares of Class B Common Stock held directly by Mr. Schmidt. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(2) Includes (i) 5,929,878 shares of Class B Common Stock held by The Schmidt Family Living Trust, of which Mr. Schmidt is a co-trustee, and (ii) 2,062,054 shares of Class B Common Stock held by Schmidt Investments, L.P., of which The Schmidt Family Living Trust is the sole general partner.

CUSIP No.	38259P 60 7	SCHEDULE 13 G	Page	3	of	8	Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The Schmidt Family Living Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	N/A

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,991,932 (3)

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8.	SHARED DISPOSITIVE POWER

		7,991,932 (3)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,991,932

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	11.3%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(3) Includes (i) 5,929,878, shares of Class B Common Stock held by The Schmidt Family Living Trust, of which Mr. Schmidt is a co-trustee, and (ii) 2,062,054 shares of Class B Common Stock held by Schmidt Investments, L.P., of which The Schmidt Family Living Trust is the sole general partner. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

Item 1.
(a)	Name of Issuer: Google Inc.

(b)	Address of Issuer’s Principal Executive Offices: 1600 Amphitheatre Parkway Mountain View, CA 94043
Item 2.
(a)	Name of Person(s) Filing:

Eric E. Schmidt The Schmidt Family Living Trust

(b)	Address of Principal Business Office or, if none, Residence:

c/o Google Inc., 1600 Amphitheatre Parkway, Mountain View, CA 94043

(c)	Citizenship:

Eric Schmidt	United States of America

The Schmidt Family Living Trust	N/A
(d)	Title of Class of Securities: Class B Common Stock

(e)	CUSIP Number: 38259P 60 7
Item 3. If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-l(b)(l)(ii)(K).

Item 4. Ownership.
     The percentages of ownership set forth below are based on 70,887,939 shares of Class B Common Stock outstanding at December 31, 2010. Aggregate number and percentage of the class of securities of Google Inc. held by the reporting persons:

		Class B
(a)	Amount beneficially owned:
	Eric Schmidt (1)	9,186,241
	The Schmidt Family Living Trust (2)	7,991,932
(b)	Percent of class:
	Eric Schmidt	13.0%
	The Schmidt Family Living Trust	11.3%
(c)	Number of shares as to which the person has:
	(i) Sole power to vote or to direct the vote
	Eric Schmidt	1,194,309
	The Schmidt Family Living Trust	0
	(ii) Shared power to vote or to direct the vote
	Eric Schmidt	7,991,932
	The Schmidt Family Living Trust	7,991,932
	(iii) Sole power to dispose or to direct the disposition of
	Eric Schmidt	1,194,309
	The Schmidt Family Living Trust	0
	(iv) Shared power to dispose or to direct the disposition of
	Eric Schmidt	7,991,932
	The Schmidt Family Living Trust	7,991,932

(1)	Includes (i) 5,929,878 shares of Class B Common Stock held by The Schmidt Family Living Trust, of which Mr. Schmidt is a co-trustee, and (ii) 2,062,054 shares of Class B Common Stock held by Schmidt Investments, L.P., of which The Schmidt Family Living Trust is the sole general partner.

(2)	Includes 2,062,054 shares of Class B Common Stock held by Schmidt Investments, L.P., of which The Schmidt Family Living Trust is the sole general partner.

Item 5. Ownership of Five Percent or Less of a Class
     Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
     Not applicable.
Item 8. Identification and Classification of Members of the Group
     Not applicable.
Item 9. Notice of Dissolution of Group
     Not applicable.
Item 10. Certification
     Not applicable.

Exhibit	Document Description
99.1	Agreement Pursuant to Rule 13d-1(k)(1)(iii)

SIGNATURE
     After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Date: January 28, 2011

ERIC E. SCHMIDT
/s/ Eric E. Schmidt
Eric E. Schmidt

THE SCHMIDT FAMILY LIVING TRUST
By:	/s/ Eric E. Schmidt
Eric E. Schmidt, Co-Trustee